Exhibit 99.2

Royal Dutch Shell plc

Three month period ended March 31, 2006

Unaudited Condensed Interim Financial Report

Unaudited Condensed Interim Financial Report

This report contains:

(1)	An Operational and Financial Review and Results of Operations with respect to Royal Dutch Shell plc, a publicly-listed company incorporated in England and Wales and headquartered and tax resident in The Netherlands (“Royal Dutch Shell”) and its consolidated subsidiaries (collectively, with Royal Dutch Shell, the “Shell Group”) for the three month period ended March 31, 2006; and

(2)	Unaudited Condensed Consolidated Interim Financial Statements for the three month periods ended March 31, 2006 and 2005.

In this report “Group” is defined as Royal Dutch Shell together with all of its consolidated subsidiaries. The expressions “Shell”, “Group”, “Shell Group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to the Group or Group companies in general. Likewise, the words “we”, “us” and “our” are also used to refer to Group companies in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. The expression “Group companies” as used in this Report refers to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which the Group has significant influence but not control are referred to as “associated companies” or “associates” and companies in which the Group has joint control are referred to as “jointly controlled entities”. In this Report, associates and jointly controlled entities are also referred to as “equity accounted investments”.

This report contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, ”intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, ”project”, “will”, “seek”, “target”, “risks”, “goals”, “should” and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Group’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, project delay or advancement, approvals and cost estimates; and (m) changes in trading conditions. All forward-looking statements contained in this Report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of this Report. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this Report.

Please refer to the Annual Report on Form 20-F for the year ended December 31, 2005 for a description of certain important factors, risks and uncertainties that may affect the businesses of the Shell Group.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report     1

Operational and Financial Review for the three month period ended
March 31, 2006

Unification of Royal Dutch and Shell Transport

Unification
In 2005, Royal Dutch Shell plc became the single 100% parent company of Royal Dutch Petroleum Company (“Royal Dutch”) and of Shell Transport and Trading Company Limited (previously known as The “Shell” Transport and Trading Company, p.l.c.) (“Shell Transport”), the two former public parent companies of the Group (the “Unification”). The comparative periods represent information for Royal Dutch Shell as if it owned 100% of Royal Dutch and Shell Transport before the start of the period presented. Details of the Unification are disclosed in the Annual Report on Form 20-F for the year ended December 31, 2005 as filed with the Securities and Exchange Commission.

Presented under IFRS (unaudited)

	$ million

	Three months ended
	March 31,

	2006	2005

Income from continuing operations	7,016	7,020
Income/(loss) from discontinued operations	–	(214)

Income for the period	7,016	6,806

Attributable to minority interest	123	131

Income attributable to Shareholders of Royal Dutch Shell plc	6,893	6,675

Three months ended March 31, 2006

The Shell Group’s income from continuing operations for the three months ended March 31, 2006 was $7,016 million compared to $7,020 million in the same quarter last year. The dividend declared for the three months ended March 31, 2006 is €0.25 per share.

Exploration & Production

Segment earnings of $3,743 million were 27% higher than a year ago ($2,955 million), mainly reflecting strong oil and gas price realisations partly offset by lower volumes and higher costs. Segment earnings included a net gain of $113 million versus charges of $41 million a year ago. The net gain in the first quarter of 2006 mainly related to the resolution of contractual issues, partly offset by a $34 million charge related to the mark-to-market valuation of certain UK gas contracts.

Liquids realisations were 31% higher than a year ago, exceeding increases in marker crude Brent of 30% and WTI of 27%. Outside the USA gas realisations increased by 30% and in the USA gas realisations increased by 40%.

First quarter 2006 production was 3,746 thousand barrels of oil equivalent (boe) per day, reflecting the partial shut-in production in Nigeria due to civil disturbances and deferred production in the Gulf of Mexico as a result of the 2005 hurricanes. Excluding the impacts of the deferred Gulf of Mexico production and lower entitlements due to higher hydrocarbon process, production was 1% higher than a year ago.

Gas & Power

Segment earnings were $765 million compared to $476 million a year ago, reflecting strong LNG and marketing and trading results. Segment earnings in 2005 included net gains of $48 million mainly related to asset divestments.

LNG earnings increased mainly as a result of strong LNG prices, LNG marketing activities and dividends received and also from LNG sales volumes. LNG volumes of 3 million tonnes were up 4% compared to the first quarter in 2005 due to the start of Trains 4 and 5 at Nigeria LNG (Shell share 26%) and the new Qalhat LNG project in Oman (Shell indirect share 11%), supported by strong demand in Asia Pacific.

Marketing and trading earnings were driven by favourable conditions in Continental European markets and also in the USA, including gas storage optimization and higher prices and volumes.

     Royal Dutch Shell plc
2    Unaudited Condensed Interim Financial Report

Oil Products

Segment earnings were $2,103 million compared to $3,051 million for the same period last year, which included gains of $427 million mainly related to divestments. Lower refining earnings due to lower margins and reduced utilisation, were partly offset by higher income from a positive trading environment and higher marketing earnings.

In Manufacturing, Supply and Distribution, refining margins declined in Asia Pacific, Europe and the US West Coast partly offset by higher US Gulf Coast margins. Refinery utilisation on an Equivalent Distillation Capacity basis declined to 77.1% compared to 81.4% in the first quarter of 2005, mainly due to higher levels of planned and unplanned downtime in 2006. Refinery intake declined 4.8% compared to the first quarter of 2005. In Marketing including Lubricants and B2B, earnings increased compared to the same period a year ago. The increase is mainly due to higher margins in Retail, Commercial Fuels and Lubricants. Marketing sales volumes declined 3.6% compared to volumes in the first quarter of 2005 including the impact from divested volumes of 1.4%.

Chemicals

Segment earnings were $183 million compared to $449 million in the same period last year, which included a charge of $214 million related to divested assets. Earnings declined compared to a year ago mainly due to significantly lower margins as a result of high feedstock cost and start-up cost related to the Nanhai complex in China, partly offset by higher trading earnings.

Operating rates were unchanged at 85% reflecting a reduction in unplanned downtime and higher levels of planned outages. Overall sales volumes were 1% higher reflecting lower margin trading volume increases, which more than offset lower sales of first line derivatives.

In the USA ethylene margin realisations for Shell’s oil based feedstock crackers were negatively impacted by market conditions.

Corporate and other

Corporate and other industry segment results for the quarter were a gain of $222 million compared to a loss of $125 million a year ago and included improved net interest resulting from lower debt levels and capitalised interest and favourable results from currency movements.

Portfolio developments for the three months ended March 31, 2006

Exploration & Production

In Brunei, oil production started from the first well from Phase III of the Champion West field (Shell share 50%). Current Brunei Shell Petroleum (BSP) production is around 370 thousand boe per day, and over time almost a quarter of BSP’s production is expected to come from Champion West.

In Nigeria, the first phase of the deepwater Erha field (Shell share approximately 44%) started up in April 2006, with production to ramp up to 150 thousand boe per day over time.

In Canada, Shell acquired heavy oil acreage and will evaluate and assess enhanced and new heavy oil technologies to potentially develop these resources.

In Australia, Shell acquired acreage in the Carnarvon Basin through offshore block (WA-374-P) in the Greater Gorgon Area (Shell Share 25%) and in the Browse Basin through the permit area WA-371-P in the Caswell Sub-basin (Shell share 100%).

In Norway, Shell and Statoil have signed an agreement to work towards developing a large project using carbon dioxide (CO2) for enhanced oil recovery offshore. The concept involves capturing CO2 from power generation and utilising it to enhance oil recovery, resulting in increased energy production.

Gas & Power

In India, Shell signed a Memorandum of Understanding (MoU) with Oil and Natural Gas Corporation Ltd (ONGC) covering possible areas of cooperation of upstream and downstream activities in India and internationally.

Also in India, a new technology centre will be opened by Shell in Bangalore in 2006, to be staffed over time by more than 1,000 technical professionals. This centre complements the main existing centres in the USA and Europe and will deliver high-end technical studies, projects and technical services for Shell globally, as well as supporting Shell’s interests in India.

Oil Products

Shell completed the sale of its Oil Products businesses in Jamaica, Bahamas, Paraguay and Rwanda.

An agreement was signed to acquire Koch Materials China (Hong Kong) Limited, a bitumen manufacturing and marketing business in China. The deal increases Shell’s bitumen production more than doubling the size of Shell’s Bitumen business in China to 6,600 tons per day, representing around 20% of Shell Bitumen global volume.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report     3

Chemicals

In China, the CNOOC and Shell Petrochemicals Company Limited joint venture (Shell share 50%) started operation of its Nanhai petrochemicals complex in Guangdong. By the end of the first quarter all plants were manufacturing product as per specification and commercial operations began.

Liquidity and capital resources

Three months ended March 31, 2006

Cash flow provided by operating activities in the three month period to March 31, 2006 was $7.8 billion compared to $8.7 billion a year ago.

Cash and cash equivalents amounted to $12.8 billion at the end of the period (2005: $10.1 billion). Total short and long-term debt amounted to $12.5 billion (2005: $13.7 billion).

Capital investment for the three months ended March 31, 2006 was $4.2 billion (including the minority share of Sakhalin) of which $3.6 billion was invested in the Exploration & Production and Gas & Power segments. Capital investment in the same period 2005 (including the minority share of Sakhalin) was $3.2 billion of which $2.7 billion was invested in the Exploration & Production and Gas & Power segments. Organic capital investment is planned to be around $19 billion for 2006, and around $21 billion for 2007.

Gross proceeds from divestments in the three month period to March 31, 2006 were $0.5 billion compared to $1.1 billion a year ago.

Dividends of €0.25 per share were declared on May 4, 2006 in respect of the first quarter. These dividends are payable on June 14, 2006. In the case of the Class B shares, the dividends will be payable thorough the dividend access mechanism and are expected to be treated as UK-source rather than Dutch-source. See the Annual Report on Form 20-F for additional information on the dividend access mechanism.

During the first quarter 2006 $1.5 billion or 0.7% of Royal Dutch Shell shares bought back for cancellation. We expect to exceed $5 billion of share buybacks in 2006, subject to market conditions and the capital requirements of the Group.

Recent developments

Shell Canada Limited (Shell Canada) and BlackRock Ventures Inc. (BlackRock) announced on May 8, 2006 that they have entered into an agreement whereby Shell Canada will make an all-cash offer to acquire all of the issued and outstanding shares of BlackRock by way of a take-over bid. The cash price will be $24.00 per share, valuing the transaction at approximately Cdn $2.4 billion on a fully-diluted basis. Shell Canada will fund its all-cash take-over bid by using cash and short-term debt facilities.

BlackRock is an oil sands producer with operations located exclusively in Canada. BlackRock is pursuing full-cycle exploration and development opportunities in heavy oil in western Canada. Current operations are located in three heavy-oil regions: the Peace River oil sands, the Cold Lake oil sands and the Lloydminster area.

Full details of the Shell Canada offer will be included in a take-over bid circular and related documents which will be filed with securities regulators. The offer is subject to regulatory approvals and other customary conditions contained in the formal offer documents, including the tendering of at least two-thirds of BlackRock’s outstanding commmon shares on a fully-diluted basis.

     Royal Dutch Shell plc
4    Unaudited Condensed Interim Financial Report

Royal Dutch Shell plc

Three month period ended March 31, 2006

Unaudited Condensed Consolidated Interim Financial Statements

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report     5

Condensed Consolidated Statement of Income

	$ million

	Three months ended March 31,

	2006	2005

Revenue[a]	75,964	72,156
Cost of sales	61,922	58,565

Gross profit	14,042	13,591
Selling, distribution and administrative expenses	3,413	3,539
Exploration	281	261
Share of profit of equity accounted investments	1,823	1,573
Net finance costs and other (income)/expense	(155)	70

Income before taxation	12,326	11,294
Taxation	5,310	4,274

Income from continuing operations	7,016	7,020
Income/(loss) from discontinued operations (see Note 6)	–	(214)

Income for the period	7,016	6,806

Income attributable to minority interest	123	131

Income attributable to Shareholders of Royal Dutch Shell plc	6,893	6,675

Basic earnings per share (see Note 4)
Continuing operations	1.06	1.02
Discontinued operations	–	(0.03)

Diluted earnings per share (see Note 4)
Continuing operations	1.05	1.02
Discontinued operations	–	(0.03)

a	Revenue is stated after deducting sales taxes, excise duties and similar levies of $16,709 million in the first quarter 2006 and $17,912 million in the first quarter 2005.

The Notes on pages 10 to 16 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report
6

Condensed Consolidated Balance Sheet

	$ million

	March 31,	Dec 31,
	2006	2005

ASSETS
Non-current assets
Intangible assets	4,444	4,350
Property, plant and equipment	88,537	87,558
Investments:
equity accounted investments	18,153	16,905
financial assets	3,929	3,672
Deferred tax	2,393	2,562
Prepaid pension costs	2,742	2,486
Other	4,667	4,091

	124,865	121,624

Current assets
Inventories	21,600	19,776
Accounts receivable	60,801	66,386
Cash and cash equivalents	12,767	11,730

	95,168	97,892

Total assets	220,033	219,516

LIABILITIES
Non-current liabilities
Debt	7,347	7,578
Deferred tax	11,061	10,763
Retirement benefit obligations	5,926	5,807
Other provisions	7,708	7,385
Other	4,550	5,095

	36,592	36,628

Current liabilities
Debt	5,185	5,338
Accounts payable and accrued liabilities	62,350	69,013
Taxes payable	11,047	8,782
Retirement benefit obligations	289	282
Other provisions	1,599	1,549

	80,470	84,964

Total liabilities	117,062	121,592

EQUITY
Equity attributable to Shareholders of Royal Dutch Shell plc	95,501	90,924
Minority interest	7,470	7,000

Total equity	102,971	97,924

Total liabilities and equity	220,033	219,516

The Notes on pages 10 to 16 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc

Unaudited Condensed Interim Financial Report	7

Condensed Consolidated Statement of Changes in Equity

								$ million

	Equity attributable to shareholders of Royal Dutch Shell plc

	Ordinary	Preference
	share	share	Treasury	Other	Retained		Minority	Total
	capital	capital	shares	reserves[a]	earnings	Total	interest	equity

At January 1, 2006	571	–	(3,809)	3,584	90,578	90,924	7,000	97,924
Income/(expense) recognised directly in equity	–	–	–	703	–	703	26	729
Income for the period	–	–	–	–	6,893	6,893	123	7,016

Total recognised income/(expense) for the period	–	–	–	703	6,893	7,596	149	7,745
Capital contributions from minority shareholders	–	–	–	–	–	–	365	365
Effect of Unification	–	–	–	154	–	154	–	154
Dividends paid	–	–	–	–	(1,838)	(1,838)	(44)	(1,882)
Treasury shares: net sales/(purchases) and dividends received	–	–	91	–	–	91	–	91
Shares repurchased for cancellation	(9)	–	–	9	(1,498)	(1,498)	–	(1,498)
Share-based compensation	–	–	–	72	–	72	–	72

At March 31, 2006	562	–	(3,718)	4,522	94,135	95,501	7,470	102,971

At January 1, 2005	584	20	(4,187)	8,865	80,788	86,070	5,313	91,383
IAS 32/39 transition	–	(20)	–	823	(7)	796	–	796

At January 1, 2005 (after IAS 32/39 transition)	584	–	(4,187)	9,688	80,781	86,866	5,313	92,179
Income/(expense) recognised directly in equity	–	–	–	(1,712)	–	(1,712)	74	(1,638)
Income for the period	–	–	–	–	6,675	6,675	131	6,806

Total recognised income/(expense) for the period	–	–	–	(1,712)	6,675	4,963	205	5,168
Capital contributions from minority shareholders	–	–	–	–	–	–	206	206
Effect of Unification	–	–	–	–	–	–	–	–
Dividends paid	–	–	–	–	(4,776)	(4,776)	(47)	(4,823)
Treasury shares: net sales/(purchases) and dividends received	–	–	143	–		143	–	143
Shares repurchased for cancellation	(1)	–	–	–	(500)	(501)	–	(501)
Share-based compensation	–	–	–	43	–	43	–	43

At March 31, 2005	583	–	(4,044)	8,019	82,180	86,738	5,677	92,415

a	See Note 3.

The Notes on pages 10 to 16 are an integral part of these Consolidated Financial Statements.

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Unaudited Condensed Interim Financial Report
8

Condensed Consolidated Statement of Cash Flows

	$ million

	Three months ended
	March 31,

	2006	2005

Cash flow from operating activities:
Income for the period	7,016	6,806
Adjustment for:
Current taxation	5,015	4,311
Interest (income)/expense	232	160
Depreciation, depletion and amortisation	2,812	3,155
(Profit)/loss on sale of assets	(185)	(558)
Decrease/(increase) in net working capital	(1,979)	(1,551)
Share of profit of equity accounted investments	(1,823)	(1,359)
Dividends received from equity accounted investments	1,060	992
Deferred taxation and other provisions	578	(392)
Other	(507)	303

Cash flow from operating activities (pre-tax)	12,219	11,867
Taxation paid	(4,395)	(3,187)

Cash flow from operating activities	7,824	8,680

Cash flow from investing activities:
Capital expenditure	(3,819)	(2,934)
Investments in equity accounted investments	(231)	(188)
Proceeds from sale of assets	506	1,008
Proceeds from sale of equity accounted investments	8	50
Proceeds from sale of/additions to financial assets	(40)	(24)
Interest received	234	190

Cash flow from investing activities	(3,342)	(1,898)

Cash flow from financing activities:
Net increase/(decrease) in debt	(345)	(725)
Interest paid	(361)	(254)
Change in minority interest	360	351
Net issue/(repurchase) of shares	(1,344)	(500)
Dividends paid to:
Shareholders of Royal Dutch Shell plc	(1,838)	(4,776)
Minority interest	(44)	(47)
Treasury shares: net sales/(purchases) and dividends received	91	143

Cash flow from financing activities	(3,481)	(5,808)

Currency translation differences relating to cash and cash equivalents	36	(93)

Increase/(decrease) in cash and cash equivalents	1,037	881
Cash and cash equivalents at beginning of period	11,730	9,201

Cash and cash equivalents at end of period	12,767	10,082

The Notes on pages 10 to 16 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc

Unaudited Condensed Interim Financial Report	9

Notes to the Condensed Consolidated Interim Financial Statements

1. Unification of Royal Dutch and Shell Transport

In 2005, Royal Dutch Shell plc became the single 100% parent company of Royal Dutch Petroleum Company (“Royal Dutch”) and of Shell Transport and Trading Company Limited (previously known as The “Shell” Transport and Trading Company, p.l.c.) (“Shell Transport”) the two former parent companies of the Group (the “Unification”). These Condensed Consolidated Interim Financial Statements have been prepared using the carry-over basis to account for the Unification and on the basis that the resulting structure was in place throughout the periods presented. Details of the Unification are disclosed in the Annual Report on Form 20-F for the year ended December 31, 2005 as filed with the Securities and Exchange Commission.

2. Basis of preparation

These Condensed Consolidated Interim Financial Statements of Royal Dutch Shell and its subsidiaries (collectively known as the “Shell Group”, “Group” or “Group Companies”) are prepared on the same basis and should be read in conjunction with the Annual Report on Form 20-F for the year ended December 31, 2005 (pages 109 to 113) as filed with the Securities and Exchange Commission.

Certain new IFRS and interpretations have been published which are not mandatory for 2006; these are not expected to have an impact on the accounting policies of the Shell Group, although they may result in changes in future disclosures.

3. Other reserves

					$ million

		Capital	Share	Share
	Merger	redemption	premium	plan
	reserve[a]	reserve	reserve	reserve	Other	Total

At January 1, 2006	3,444	13	–	351	(224)	3,584
Cumulative currency translation differences	–	–	–	–	317	317
Unrealised gains/(losses) on securities	–	–	–	–	255	255
Unrealised gains/(losses) on cash flow hedges	–	–	–	–	131	131

Income/(expense) recognised directly in equity	–	–	–	–	703	703
Effect of Unification	–	–	154	–	–	154
Shares repurchased for cancellation	–	9	–	–	–	9
Share-based compensation	–	–	–	72	–	72

At March 31, 2006	3,444	22	154	423	479	4,522

At January 1, 2005	5,373	–	–	173	3,319	8,865
IAS 32/39 transition[b]					823	823

At January 1, 2005 (after IAS 32/39 transition)	5,373	–	–	173	4,142	9,688
Cumulative currency translation differences	–	–	–	–	(1,655)	(1,655)
Unrealised gains/(losses) on securities	–	–	–	–	(23)	(23)
Unrealised gains/(losses) on cash flow hedges	–	–	–	–	(34)	(34)

Income/(expense) recognised directly in equity	–	–	–	–	(1,712)	(1,712)
Effect of Unification	–	–	–	–	–	–
Shares repurchased for cancellation	–	–	–	–	–	–
Share-based compensation	–	–	–	43	–	43

At March 31, 2005	5,373	–	–	216	2,430	8,019

a	The merger reserve was established as a consequence of the Unification described in Note 1. It relates primarily to the difference between the nominal value of Royal Dutch Shell plc shares issued and the nominal value of Royal Dutch Petroleum Company and Shell Transport and Trading Company Limited shares received.
b	See Note 7.

4. Earnings per share

The basic earnings per share amounts shown relates to income attributable to Royal Dutch Shell shareholders. The three months ended March 31, 2006 calculation uses a weighted-average number of shares of 6,509,805,879 (2005: 6,733,917,672). The diluted earnings per share is based on the same profit figures. For this calculation, the following weighted-average number of shares are used: 6,535,296,261 (2005: 6,751,688,396). The difference between the basic and diluted number of shares relates to share option schemes.

       Royal Dutch Shell plc
10    Unaudited Condensed Interim Financial Report

Notes to the Condensed Consolidated Interim Financial Statements

5. Information by business segment

Three months ended March 31, 2006

						$ million

	Exploration &				Corporate and		Total
	Production	Gas & Power	Oil Products	Chemicals	Other	Eliminations	Shell Group

						2006

Revenue
Third party	6,515	4,904	55,913	8,420	212		75,964
Inter-segment	8,983	496	695	1,146	–	(11,320)	–

Total	15,498	5,400	56,608	9,566	212	(11,320)	75,964

Segment result	7,445	423	2,377	204	(101)		10,348
Share of profit of equity accounted investments	977	369	441	41	(5)		1,823
Net finance costs and other (income)/expense							(155)
Taxation							5,310

Income from continuing operations							7,016
Income/(loss) from discontinued operations	–	–	–	–	–		–

Income for the period							7,016

Three months ended March 31, 2005

						$ million

	Exploration &				Corporate and		Total
	Production	Gas & Power	Oil Products	Chemicals	Other	Eliminations	Shell Group

						2005

Revenue
Third party	4,565	3,277	55,996	8,026	292		72,156
Inter-segment	7,275	370	1,568	748	–	(9,961)	–

Total	11,840	3,647	57,564	8,774	292	(9,961)	72,156

Segment result	5,528	197	3,477	804	(215)		9,791
Share of profit of equity accounted investments	719	325	527	98	(96)		1,573
Net finance costs and other (income)/expense							70
Taxation							4,274

Income from continuing operations							7,020
Income/(loss) from discontinued operations	–	–	–	(214)	–		(214)

Income for the period							6,806

The information above is provided in accordance with IAS 14 Segment Reporting. Operating segment results are appraised by management on the basis of income including equity accounted investments and certain net finance costs and other (income)/expense and after tax, and this forms the basis of the discussion of segment results in the Operational and Financial Review (OFR). The table below reconciles the foregoing segment information to the information used for management reporting and is consistent with how the information will be presented in the Shell Group’s annual Financial Statements to comply with SFAS 131.

Income for the period by segment — Three months ended March 31, 2006

$ million

	Exploration &				Corporate and	Total
	Production	Gas & Power	Oil Products	Chemicals	Other	Group

					2006

Segment result — IAS 14	7,445	423	2,377	204	(101)	10,348
Share of profit of equity accounted investments	977	369	441	41	(5)	1,823
Net finance costs and other (income)/expense	82	(98)	16	3	(158)	(155)
Taxation	4,597	125	699	59	(170)	5,310
Discontinued operations	–	–	–	–	–	–

Segment result — OFR	3,743	765	2,103	183	222	7,016

Income for the period by segment — Three months ended March 31, 2005

$ million

	Exploration				Corporate
	&	Gas &	Oil		and	Total
	Production	Power	Products	Chemicals	Other	Group

					2005

Segment result — IAS 14	5,528	197	3,477	804	(215)	9,791
Share of profit of equity accounted investments	719	325	527	98	(96)	1,573
Net finance costs and other (income)/expense	58	4	17	(2)	(7)	70
Taxation	3,234	42	936	241	(179)	4,274
Discontinued operations	–	–	–	(214)	–	(214)

Segment result — OFR	2,955	476	3,051	449	(125)	6,806

6. Discontinued operations

Discontinued operations in the three months ended March 31, 2005 comprised Basell, a Chemicals joint venture entity (Group interest 50%) reported on an equity accounted basis, which was sold in 2005.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report     11

Notes to the Condensed Consolidated Interim Financial Statements

7. Implementation of IAS 32 and IAS 39 Financial Instruments

The impact on transition at January 1, 2005 resulting from recognising at fair value certain additional derivative contracts and unquoted securities, and recognising preference shares as debt, was an increase in total equity of $0.8 billion. This was reflected by increases in assets and liabilities at January 1, 2005 as follows:

$ million

Investments: financial assets	1,018
Non-current assets: deferred tax	5
Current assets	42
Non-current liabilities: deferred tax	(195)
Non-current liabilities: debt	(20)
Current liabilities	(54)

796

Preference share capital of $20 million was recategorised as debt on January 1, 2005 on the adoption of IAS 32 and 39.

8. Ordinary share capital

$ million

	March 31,	December 31,
	2006	2005

Allotted, called up and fully paid
Class A ordinary shares	329	333
Class B ordinary shares	233	233
Euro deferred shares	–	5
Sterling deferred	–	–

	562	571

The number of shares outstanding at March 31, 2006 and December 31, 2005, were as follows:

shares of€ 0.07 each				shares of £1 each

	Class A	Class B	Euro deferred	Sterling deferred

Shares outstanding at March 31, 2006	3,895,450,000	2,759,360,000	–	50,000
Shares outstanding at December 31, 2005	3,935,625,000	2,759,360,000	62,280,114	50,000

Dividends of €0.25 per share were declared on May 4, 2006 in respect of the first quarter. These dividends are payable on June 14, 2006. In the case of the Class B shares, the dividends will be payable thorough the dividend access mechanism and are expected to be treated as UK-source rather than Dutch-source. See the Annual Report on Form 20-F for additional information on the dividend access mechanism.

9. Reconciliation from IFRS to US GAAP in 2006

Reconciliation of statement of income from IFRS to US GAAP for Three months ended March 31, 2006

$ million

					Cumulative
			Retirement	Share based	translation		Reversals of
	IFRS	Reclassifications[a]	benefits	compensation	differences	Impairments	Impairments	Other	US GAAP

Revenue	75,964	–	–	–	–	–	–	(21)	75,943
Cost of sales	61,922	(147)	152	8	17	11	(92)	–	61,871

Gross profit	14,042	147	(152)	(8)	(17)	(11)	92	(21)	14,072
Selling, distribution and administrative expenses	3,413	–	92	–	–	–		(3)	3,502
Exploration	281	–	–	–	–	–	–	–	281
Research and development	–	233	–	–	–	–	–	–	233
Share of profit of equity accounted investments	1,823	–	1	–	–	–	8	4	1,836
Net finance costs and other income	(155)	(86)	–	–	–	–	–	(1)	(242)

Income before taxation	12,326	–	(243)	(8)	(17)	(11)	100	(13)	12,134
Taxation	5,310	–	(85)	(2)	–	(3)	–	33	5,253
Income attributable to minority interest								123	123

Income from continuing operations	7,016	–	(158)	(6)	(17)	(8)	100	(169)	6,758
Income/(loss) from discontinued operations	–	–	–	–	–	–	–	–	–
Cumulative effect of change in accounting policy	–	–	–	–	–	–	–	–	–

Income for the period	7,016	–	(158)	(6)	(17)	(8)	100	(169)	6,758

Attributable to minority interest	123	–	–	–	–	–	–	(123)

Income attributable to shareholders of Royal Dutch Shell plc	6,893	–	(158)	(6)	(17)	(8)	100	(46)	6,758

a	Reclassifications are differences in line item allocation under IFRS but do not affect income compared with that shown under US GAAP. They mainly comprise impacts from reporting 1) all jointly controlled entities using the equity method, 2) the results of equity accounted investments on a single line (therefore after net finance costs and tax), 3) accretion expense arising on asset retirement obligations as net finance costs rather than as cost of sales, and 4) research and development within cost of sales.

       Royal Dutch Shell plc
12    Unaudited Condensed Interim Financial Report

Notes to the Condensed Consolidated Interim Financial Statements

Earnings per share under US GAAP

		$

	Three months ended
	March 31,

	2006	2005

Earnings per share	1.04	1.09
Continuing operations	1.04	0.95
Discontinued operations	–	0.06
Cumulative effect of change in accounting policy	–	0.08

Diluted earnings per share	1.03	1.09
Continuing operations	1.03	0.95
Discontinued operations	–	0.06
Cumulative effect of change in accounting policy	–	0.08

Details of the number of shares used in these calculations are contained in Note 4. Income from continuing operations is adjusted for income attributable to minority interest.

Reconciliation of balance sheet from IFRS to US GAAP as at March 31, 2006

						$ million

		Retirement		Reversals of
	IFRS	benefits	Impairments	Impairments	Investments	Other	US GAAP

ASSETS
Non-current assets
Intangible assets	4,444	304	–	–	–	(8)	4,740
Property, plant and equipment	88,537	–	652	(54)	–	(65)	89,070
Investments:
equity accounted investments	18,153	97	–	(340)	–	38	17,948
financial assets	3,929	–	–	–	(814)	43	3,158
Deferred tax	2,393	(765)	(3)	–	–	(106)	1,519
Other	7,409	5,309	–	–	–	(210)	12,508

	124,865	4,945	649	(394)	(814)	(308)	128,943

Current assets
Inventories	21,600	–	–	–	–	–	21,600
Accounts receivable	60,801	–	–	–	–	(37)	60,764
Cash and cash equivalents	12,767	–	–	–	–	–	12,767

	95,168	–	–	–	–	(37)	95,131

Total assets	220,033	4,945	649	(394)	(814)	(345)	224,074

LIABILITIES
Non-current liabilities
Debt	7,347	–	–	–	–	(207)	7,140
Deferred tax	11,061	1,168	213	(119)	–	(39)	12,284
Provisions	13,634	(79)	–	–	–	(142)	13,413
Other	4,550	–	–	–	–	246	4,796

	36,592	1,089	213	(119)	–	(142)	37,633

Current liabilities
Debt	5,185	–	–	–	–	(12)	5,173
Accounts payable, accrued liabilities and provisions	64,238	(49)	–	–	–	(13)	64,176
Taxes payable	11,047	–	–	–	–	5	11,052

	80,470	(49)	–	–	–	(20)	80,401

Total liabilities	117,062	1,040	213	(119)	–	(162)	118,034

Minority interest						7,476	7,476

Equity attributable to shareholders of Royal Dutch Shell plc	95,501	3,890	436	(275)	(814)	(174)	98,564
Minority interest	7,470	15	–	–	–	(7,485)

Total equity	102,971	3,905	436	(275)	(814)	(7,659)	98,564

Total liabilities and equity	220,033	4,945	649	(394)	(814)	(345)	224,074

Accumulated Other Comprehensive Income under US GAAP comprises the following amounts:

$ million

At March 31,
2006

Currency translation differences	55
Unrealised gains on securities	929
Unrealised gains on cash flow hedges	(253)
Minimum pension liability	(2,271)

(1,540)

Royal Dutch Shell plc

Unaudited Condensed Interim Financial Report	13

Notes to the Condensed Consolidated Interim Financial Statements

10. Reconciliations from IFRS to US GAAP in 2005

Reconciliation of statement of income from IFRS to US GAAP for Three months ended March 31, 2005

											$ million

						Cumulative
						currency			Major
		Discontinued		Retirement	Share based	translation		Reversals of	inspection
	IFRS	operations[a]	Reclassifications[b]	benefits	compensation	differences	Impairments	impairments	costs	Other	US GAAP

Revenue	72,156	(188)	–	–	–	–	–	–	–	(58)	71,910
Cost of sales	58,565	256	(16)	63	3	(2)	10	(7)	–	(107)	58,765

Gross profit	13,591	(444)	16	(63)	(3)	2	(10)	7	–	49	13,145
Selling, distribution and administrative expenses	3,539	(29)	–	21	–	–	–	–	–	(94)	3,437
Exploration	261	–	–	–	–	–	–	–	–	–	261
Research and development	–	–	93	–	–	–	–	–	–	–	93
Share of profit of equity accounted investments	1,573	(214)	–	1	–	–	–	11	–	17	1,388
Net finance costs and other income	70	(1)	(77)	–	–	–	–	–	–	(17)	(25)

Income before taxation	11,294	(628)	–	(83)	(3)	2	(10)	18	–	177	10,767
Taxation	4,274	(36)	–	(36)	4	–	(58)	–	–	5	4,153
Income attributable to minority interest										191	191

Income from continuing operations	7,020	(592)	–	(47)	(7)	2	48	18	–	(19)	6,423
Income/(loss) from discontinued operations	(214)	592	–	–	–	–	–	–	–	–	378
Cumulative effect of change in accounting policy	–	–	–	–	–	–	–	–	554	–	554

Income for the period	6,806	–	–	(47)	(7)	2	48	18	554	(19)	7,355

Attributable to minority interest	131	–	–	–	–	–	60	–	–	(191)

Income attributable to shareholders of Royal Dutch Shell plc	6,675	–	–	(47)	(7)	2	(12)	18	554	172	7,355

a	The definition of activities classified as discontinued operations differs from that under US GAAP. Under IFRS equity accounted or other investments are not excluded from this classification, but the activity must be a separate major line of business or geographical area of operations. As a result, all of the items presented as discontinued operations in 2005 and 2006 under US GAAP are included within continuing operations under IFRS.

b	Reclassifications are differences in line item allocation under IFRS but do not affect income compared with that shown under US GAAP. They mainly comprise impacts from reporting 1) all jointly controlled entities using the equity method, 2) the results of equity accounted investments on a single line (therefore after net finance costs and tax), 3) accretion expense arising on asset retirement obligations as net finance costs rather than as cost of sales, and 4) research and development within cost of sales.

       Royal Dutch Shell plc
14    Unaudited Condensed Interim Financial Report

Notes to the Condensed Consolidated Interim Financial Statements

Reconciliation of balance sheet from IFRS to US GAAP as at December 31, 2005

							$ million

		Employee		Reversals of
	IFRS	benefits	Impairments	impairments	Investments	Other[a]	US GAAP

ASSETS
Non-current assets
Intangible assets	4,350	304	–	–	–	(10)	4,644
Property, plant and equipment	87,558	–	663	(148)	–	(66)	88,007
Investments:
equity accounted investments	16,905	97	–	(352)	–	35	16,685
financial assets	3,672	–	–	–	(780)	42	2,934
Deferred tax	2,562	(779)	(3)	–	–	(21)	1,759
Other	6,577	5,455	–	–	–	(276)	11,756

	121,624	5,077	660	(500)	(780)	(296)	125,785

Current assets
Inventories	19,776	–	–	–	–	–	19,776
Accounts receivable	66,386	–	–	–	–	(31)	66,355
Cash and cash equivalents	11,730	–	–	–	–	–	11,730

	97,892	–	–	–	–	(31)	97,861

Total assets	219,516	5,077	660	(500)	(780)	(327)	223,646

LIABILITIES
Non–current liabilities
Debt	7,578	–	–	–	–	(210)	7,368
Deferred tax	10,763	1,240	217	(121)	–	(6)	12,093
Provisions	13,192	(181)	–	–	–	(160)	12,851
Other	5,095	–	–	–	–	251	5,346

	36,628	1,059	217	(121)	–	(125)	37,658

Current liabilities
Debt	5,338	–	–	–	–	(10)	5,328
Accounts payable, accrued liabilities and provisions	70,844	(47)	–	–	–	(34)	70,763
Taxes payable	8,782	–	–	–	–	6	8,788

	84,964	(47)	–	–	–	(38)	84,879

Total liabilities	121,592	1,012	217	(121)	–	(163)	122,537

Minority interest						7,006	7,006

Equity attributable to Shareholders of Royal Dutch Shell plc	90,924	4,050	443	(379)	(780)	(155)	94,103
Minority interest	7,000	15	–	–	–	(7,015)

Total equity	97,924	4,065	443	(379)	(780)	(7,170)	94,103

Total liabilities and equity	219,516	5,077	660	(500)	(780)	(327)	223,646

a	Includes the impact of the effect of transition to IFRS on cumulative currency translation differences.

The Condensed Consolidated Interim Financial Statements of Shell Group are prepared in accordance with IFRS, which differs in certain respects from US Generally Accepted Accounting Principles (US GAAP).

Discontinued operations

The definition of activities classified as discontinued operations differs from that under IFRS. Under IFRS the activity must be a separate major line of business or geographical area of operations and equity accounted or other investments are included in this classification. Under US GAAP this definition is broadened to include a component of an entity (rather than a separate major line of business or geographical area of operations) but equity accounted or other investments are excluded. As a result, all of the items presented as discontinued operations in 2005 under US GAAP are included within continuing operations under IFRS. In 2005 the Shell Group’s equity accounted investment in Basell was classified under IFRS as a discontinued operation and under US GAAP included within continuing operations. The activities reported as discontinued operations in the Statement of Income under US GAAP were all disposed of in 2005.

Reclassifications

Reclassifications are differences in line item allocation under IFRS, which do not affect equity or income compared with that shown under US GAAP. They comprise research and development costs that are included in cost of sales while these are separately disclosed under US GAAP and accretion expense for asset retirement obligations is reported as interest expense under IFRS and as cost of sales under US GAAP.

Retirement benefits

Under IFRS, all gains and losses related to defined benefit pension arrangements and other post retirement benefits at the date of transition to IFRS have been recognised in the 2004 opening balance sheet, with a corresponding reduction in equity. Under US GAAP

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report     15

Notes to the Condensed Consolidated Interim Financial Statements

these amounts are amortised, therefore equity under US GAAP at December 31, 2005 is higher. Under IFRS, the use of the fair value of pension plan assets (rather than market-related value under US GAAP) to calculate annual expected investment returns and the changed approach to amortisation of investment gains/losses can be expected to increase volatility in income going forward as compared to past IFRS and US GAAP results.

Share-based compensation

Under IFRS, share-based compensation awarded after November 7, 2002 and not vested at January 1, 2005 is recognised as an expense based on their fair value. For US GAAP the Group has adopted SFAS 123R as of January 1, 2005 using the modified prospective approach and this will minimise the difference between US GAAP and IFRS reporting. The remaining difference relates to share-based compensation not yet vested and granted before November 7, 2002, which under US GAAP is also recognised as an expense, and the treatment of deferred tax on share-based compensation. Under IFRS deferred tax is remeasured every reporting period and under US GAAP deferred tax is estimated at grant date and not subsequently revised.

Cumulative currency translation differences

Under IFRS at January 1, 2004, the balance of cumulative currency translation differences of $1,208 million was eliminated to increase retained earnings. For US GAAP there is no change in the accounting for cumulative currency translation differences and the amount is included in accumulated other comprehensive income. Equity in total under both IFRS and US GAAP was not impacted. Upon divestment or liquidation of an entity, cumulative currency translation differences related to that entity are taken to income under both IFRS and US GAAP. Due to the elimination of the opening balance as at January 1, 2004, the amounts of cumulative currency translation differences that are taken to income may differ between IFRS and US GAAP.

Impairments

Impairments under IFRS are based on discounted cash flows. Under US GAAP, only if an asset’s estimated undiscounted future cash flows are below its carrying amount is a determination required of the amount of any impairment based on discounted cash flows. There is no undiscounted test under IFRS.

Reversal of impairments

Under IFRS, a favourable change in the circumstance which resulted in an impairment of an asset other than goodwill, would trigger the requirement for a redetermination of the amount of the impairment and any reversal is recognised in income. Under US GAAP, impairments are not reversed.

Major inspection costs – change in accounting policy

On a US GAAP basis prior to January 1, 2005, the Group expensed major inspection costs as they were incurred. From January 1, 2005 such costs are capitalised and are amortised to income over the period until the next planned major inspection. Under IFRS these costs are capitalised and are amortised to income over the period until the next planned major inspection. The cumulative effect of the change of policy ($554 million) has been included in US GAAP income attributable to shareholders of Royal Dutch Shell plc for 2005, eliminating the related reconciling difference between IFRS and US GAAP that existed at December 31, 2004. The impact on income going forward is reflected in lower operating costs and higher depreciation charges.

Financial instruments

The Group adopted IAS 32 and IAS 39 as of January 1, 2005, which requires certain unquoted equity securities to be recognised at fair value. Under US GAAP these are recognised at cost. This change in accounting has no impact on the timing of recognition of income arising from these investments. From the same date, certain commodity contracts and embedded derivatives that are not recognised under US GAAP are recognised under IFRS mainly because of pricing or delivery conditions.

Other

Other reconciling items include differences arising from IAS 12 “Income Taxes”, IAS 17 “Leases” and cumulative currency translation differences arising on differences between IFRS and US GAAP.

Cash flow statement

The Group compiles the cash flow statement in accordance with International Accounting Standards (IAS 7). The SEC permits the compilation of the cash flow statement under IAS 7.

       Royal Dutch Shell plc
16    Unaudited Condensed Interim Financial Report

Notes to the Condensed Consolidated Interim Financial Statements

Appendix

Ratio of earnings to fixed charges

The following table sets forth, on a US GAAP basis and, for the years ended December 31, 2004 and 2005 and the three months ended March 31, 2006, on a IFRS basis, the consolidated unaudited ratio of earnings to fixed charges of Royal Dutch Shell for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 and the three months ended March 31, 2006. This information is derived from the consolidated financial statements of Royal Dutch Shell contained in the Annual Report on Form 20-F for the year ended December 31, 2005 as filed with the Securities and Exchange Commission and these Condensed Consolidated Interim Financial Statements.

Three months ended March 31,		Years ending December 31,

	2006	2005	2004	2003	2002	2001

Ratio of Earnings to Fixed Charges (US GAAP basis)	24.10	27.76	17.56	15.91	11.71	18.52
Ratio of Earnings to Fixed Charges (IFRS basis)	20.87	23.81	19.60	–	–	–

For the purposes of this table, “earnings” consists of pre-tax income from continuing operations before adjustment for minority interest and income from equity investees plus fixed charges (excluding capitalized interest) less undistributed earnings of equity investees, plus distributed income from equity interests. “Fixed charges” consists of expensed and capitalized interest plus interest within rental expenses plus preference security dividend requirements of consolidated subsidiaries.

Capitalization and indebtedness

The following table sets forth, on a US GAAP and IFRS basis, the unaudited consolidated combined capitalization and indebtedness of Royal Dutch Shell as of March 31, 2006. This information is derived from these Condensed Consolidated Interim Financial Statements.

IFRS basis

$ million

March 31,
2006

Equity
Total equity attributable to shareholders of Royal Dutch Shell plc	95,501
Total finance debt
Short-term finance debt	5,185
Long-term finance debt[a]	4,585
Total finance debt[b]	9,770
Total capitalization	105,271

US GAAP basis

$ million

March 31,
2006

Equity
Ordinary share capital	562
Treasury shares	(3,718)
Retained earnings	99,386
Additional paid in capital	3,874
Other comprehensive income	(1,540)
Total equity	98,564
Total finance debt
Short-term finance debt	5,173
Long-term finance debt[a]	4,378
Total finance debt[b]	9,551
Total capitalization	108,115

a	Long-term finance debt excludes $2.8 billion of certain long-term commitments included in amounts due to banks and other credit institutions.
b	As of March 31, 2006, the Shell Group had outstanding guarantees related to Shell Group associates of $2.7 billion, of which $1.8 billion related to guarantees in respect of financial indebtedness. $8.8 billion of the finance debt of the Shell Group was unsecured.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report     17